Mail Stop 3561

January 25, 2008

William Schloth
Chief Financial Officer
Future Now Group Inc.
Galleria Building
61 Unquowa Rd.
Fairfield, Connecticut 06824

> **Re: Future Now Group Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 28, 2007**
> **File No. 333-148391**

Dear Mr. Schloth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Prospectus, page i

1. Please highlight the cross-reference to the Risk Factors discussion in boldface or other type. See Item 501(a)(5) of Regulation S-B.

Summary, page 1

2. The forepart of your prospectus contains jargon and technical terms. For example, the use of "productized interactive marketing optimization services" and "utilizing our proprietary framework" is not easily understandable to the average reader. Please eliminate the industry jargon from the forepart of your prospectus. Instead, explain these concepts in concrete, everyday language. Further, place any industry terms you use in context so those

potential investors who do not work in your industry can understand the disclosure. See Rule 421(d)(2)(ii) of Regulation C.

3. Throughout the summary and forepart of the prospectus, you are defining and capitalizing terms that you are using for their common meanings. For example, you define and capitalize "Share Exchange," "Purchasers," "Financing" and "Notes." Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. In addition, the meanings of the terms you use in the forepart of your prospectus must be clear from the context. Accordingly, eliminate the defined terms throughout the forepart of your prospectus and use terms whose meanings are clear from the context instead. See Rule 421(d) of Regulation C.

Summary Consolidated Financial Information, page 2

4. Using all capital letters impedes the readability of the text. Currently, you use all capital letters to emphasize information on page 2 in the introduction to the summary consolidated financial information. Rather than use all capital letters to emphasize this information, please use bold-faced type or italics instead.

Risk Factors, page 3
Risks Related to Our Business, page 3

5. Please name the key personnel to whom the first risk factor on page three applies. In addition, please disclose how much notice the employees subject to employment agreements are required to give if they choose to leave the company.

Trends Risks and Uncertainties, page 7

6. You are required to disclose all material risk factors that could affect the offering or the company that are known by the company. It is not appropriate to include a disclaimer that not all risk factors have been identified. Please remove this paragraph and ensure that all material risks have been disclosed.

Selling Stockholders, page 9

7. Please identify the natural person with investment or voting control for each of the selling stockholders listed in the table. See Telephone Interpretation No. 60 available at the SEC website under Corporation Finance, Compliance and Disclosure Interpretations, Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 11

8. Please revise Mr. Kaplan's biographical information to disclose his business experience for the past five years. See Item 401 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Managers, page 14

9. With respect to the share ownership disclosed for Mr. Schloth, please ensure that the number of shares disclosed includes the 18,929 shares owned by Fintech Group LLC, a company owned by Mr. Schloth. In addition, please include footnote disclosure to the table that describes the holdings of Fintech and Mr. Schloth's ownership of Fintech.

Description of Securities, page 15

10. Please include under this heading, a description of the outstanding convertible notes and warrants. With respect to the notes, please include a description of the material terms, including the amount outstanding, the number of holders, the interest rate, the maturity date, the terms of conversion, anti-dilution adjustments and any other material term. With respect to the warrants, please include a description of the material terms, including the number of shares issuable upon exercise of the warrants, the exercise price(s), the number of holders, anti-dilution adjustments and any other material term. In addition to the foregoing, please include a description of the material terms of any registration rights. We may have additional comments.

Description of Business, page 16

11. Please describe briefly the business of the company prior to the reverse merger. See Item 101(a) of Regulation S-B.

12. Please include a brief description of the mechanics and material terms of the share exchange that was completed in October 2007. See Item 101(a) of Regulation S-B. In this regard, indicate the business reason(s), the manner in which the transaction developed and whether there were any material relationships between the parties prior to the exchange.

13. Please provide support for the statement that the company is "a recognized authority" on optimizing conversion rates and for the statement that low customer conversion rates, high costs of customer acquisition, and poor customer retention rates are "multi-billion dollar problems." In addition, please provide support for the statement that "[t]he market in this sector has really started to focus on the importance of converting traffic rather than simply driving it." We may have additional comments.

14. Please add to this section a discussion of the agreements entered into between the company and Alkemi International Pty Ltd in June 2007. In addition, please file this agreement as an exhibit to the Form SB-2.

15. Please add to this section a discussion of the company's customers, including the types of companies or individuals that purchase the company's products, the types of marketing efforts the company engages in to obtain customers and where the company conducts its training programs. We may have additional comments.

Management's Discussion and Analysis or Plan of Operation, page 20

16. Please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant's financial condition or results of operations. See Item 303(b)(1)(i) of Regulation S-B and SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the online marketing industry that have or are likely to occur that would affect the company such as trends with respect to pricing, technological developments and customers.

17. We note you have provided a section of summary information about revenues and expenses in your MD&A. Summary discussions are generally not appropriately informative in analyzing trends. Please revise to expand the summary to discuss the interim period results. See Financial Reporting Release 72.

Results of Operations for the Audited Fiscal Years Ended December 31, 2006 and December 31, 2005, page 21
Revenues and Cost of Revenues, page 21

18. In the discussion of revenue for the year ended December 31, 2006 you state the increase in revenue was primarily attributable to increased productized consulting revenues. Please expand this section to explain the reasons for the increase and whether it represents a known trend. Also, please quantify any other cause that had a material impact on revenues.

Operating Expenses, page 21

19. Please disclose why operating expenses increased in both 2006 and 2005.

Capital Expenditures, page 24

20. Please disclose any material capital expenditures that the company expects to incur and the likely source of funds for such expenditures. See Item 303(b)(1)(iii) of Regulation S-B.

Transactions with Related Persons, page 26

21. Please advise us why you have included the paragraph describing the ownership of Eisenberg Holdings, LLC in this section since it does not appear that you are describing any related party transaction.

22. Please indicate whether the transactions with Fintech Group and Future Now Capital Markets Group, Inc were on terms at least as favorable to the company as would have been available from unaffiliated parties.

Loans, page 27

23. Please indicate whether the loans accrue interest and if so, the terms of repayment. In addition, clarify whether the options securing the loans are all of Messrs Schloth and Kaplan's remaining options or state the quantity if a lesser amount.

Market for Common Equity and Related Stockholder Matters, page 27

24. Please update the information under this heading to include prices for the quarter ended December 31, 2007. In addition, please provide the price of the common stock as of a more recent date.

25. Please provide the information required by Item 201(d) of Regulation S-B with respect to your equity compensation plans.

Recent Sales of Unregistered Securities, page 28

26. Please disclose the number of shares of common stock currently outstanding. With respect to the 20,848,000 shares outstanding prior to the share exchange, please tell us who owns these shares and when such shares were issued. We may have additional comments.

Executive Compensation, page 29

27. Please update the information required by Item 402 of Regulation S-B to include information for the year ended December 31, 2007. See Question 4.01 in the questions and answers regarding Item 402 of Regulation S-K under the Compliance and Disclosure Interpretations in the Corporation Finance section of the SEC website (http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.)

Employment Contracts and Termination of Employment Arrangements, page 29

28. Please expand the discussion of the employment agreements to include a discussion of the material terms of such agreements, including without limitation, a quantification of any payments due to an executive officer upon termination of employment or a change of control of the company.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 30

29. Please tell us if Future Now, Inc. has had a change in accountants for either of the two most recent fiscal years or the subsequent interim period through October 30, 2007. If there has been a change then please expand the disclosure on page 30 to provide all of the information required by Item 304 of Regulation S-B. Since you had a change in accountants in connection with the reverse acquisition it may helpful to a reader to reference the change you reported in a Form 8-K filed on November 28, 2007. Please be advised that

a Form 8-K reporting a change in accountants is due within four business days from the date of the event and, as a result it appears your filing on November 28, 2007 was not made timely.

Financial Statements
General

30. The Financial Statements are labeled as being those of Future Now, Inc. which differs from the name of the registrant as stated on the front cover of the SB-2. Unless there is a valid reason for the name to differ, please revise to include the financial statements of Future Now Group, Inc. Please ensure the equity section of the financial statements included to be consistent with the number of shares reported to be outstanding in other parts of the registration statement. It does not currently appear they are consistent. Please revise.

31. Please present earnings per share and the related disclosures that would be required by SFAS no. 128 for all income statement periods presented. Please note that the shares issued in connection with the share exchange would be shown as outstanding for all periods prior to the exchange based on the number of shares outstanding adjusted for changes in shares outstanding. The 20.9 million shares that were essentially issued on October 30, 2007 for the assets of the legal acquirer should be shown as outstanding subsequent to October 30, 2007. Please revise and provide us a calculation of the weighted average number of shares for each period presented.

Fiscal Year

32. Please revise to clearly disclose your fiscal year end. In Management's Discussion and Analysis on page 20 you state that Future Now, Inc. will report on a June 30 year end. We assumed you changed fiscal years. If otherwise, please advise. If so, you should disclose the year end of the registrant in the interim financial statements. Further, it appears you should file a transition report on Form 10-K with the audited financial statements of the operating company as of June 30, 2007 if you made the decision to change fiscal years on October 30, 2007. If you do not agree, please advise how you plan on complying with Section 102.05 of the Financial Reporting Codification as well as Rule 13a-10 of the Exchange Act.

Annual Financial Statements
Statement of Cash Flows, page F-5

33. Explain to us why the investing cash flow relating to capitalization of software should be net of amortization.

Note 1 – The Company and Nature of Business, page F-6

34. You state that the company "…is a widely recognized authority…" It is not clear that it is appropriate in audited financial statements. Please consider deleting this statement. If you believe it is appropriate, please tell us what audit evidence the auditors relied on in order to be able to audit this disclosure. We may have additional comment after reviewing your response.

Note 6 – Related Party Transaction and Arrangements, page F-14

35. It appears that the related party matters discussed in Note 6 give rise to items that should be identified as related party transactions on the face of the statement of income. Please revise or advise.

Interim Financial Statements
Derivative Liabilities, page F-26

36. Please explain to us the features of the convertible debt and detachable warrants issued that disqualified such instruments from qualifying as equity instruments. Please be detailed in your analysis.

Note 5 – Other Assets, page F-29

37. Please provide a detail of the items comprising other assets.

Note 6 – Convertible Debentures, page F-30

38. You indicate in the first quarter of 2007 the Company sold promissory notes. You later indicate the Offering was closed as of August 15, 2007. Please explain in detail the reason for the time lag and whether the first quarter date represents the commitment date, as defined by footnote 1 to EITF 98-5. If so, explain how you determined that performance by the investor was probable. Please be detailed in your explanation and provide a timeline of each major event during the financing.

Note 7 – Income Taxes, page F-31

39. Please explain the reason why you have not adjusted income taxes in the interim period for losses incurred. If you provided a 100% valuation allowance on any NOL deferred tax assets because it is not more likely than not that a benefit will be received, you should state this determination. Please revise or advise.

Undertakings, page 38

    40. Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures, page 40

    41. In accordance with the instructions to Regulation S-B, please designate who signed the registration statement in the capacity of the company's principal accounting officer or controller.

*****

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Danovitch
        Gersten Savage LLP
        Facsimile No.: (212) 980-5192